Filed by Churchill Capital Corp II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Churchill Capital Corp II

Commission File No. 001-38960

Date: December 9, 2020

The following is a transcript of a recording of a Fireside Chat with B. Riley Securities posted on December 9, 2020.

Skillsoft/Churchill Capital II (CCX)

Fireside Chat

Wednesday, December 2, 2020

CORPORATE PARTICIPANTS

Raj Sharma - Analyst, B. Riley

Jeffrey Tarr - Incoming CEO, Skillsoft

Todd Hyatt - Incoming CFO, Skillsoft

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PRESENTATION

Raj Sharma

B. Riley Securities seeks to perform investment banking and other services for companies, and to receive compensation in connection for such services. In addition, B. Riley makes a market in most covered companies. Please contact your B. Riley Securities representative for specific disclosures.

We appreciate our speakers spending time with us today. Their opinions are their own and do not necessarily reflect those of B. Riley Securities, and we ask them to (INAUDIBLE) confidential nonpublic information.

So with that, I'm pleased to welcome Jeffrey Tarr, incoming CEO, and Todd Hyatt, incoming CFO (INAUDIBLE) then Global Knowledge, making it the largest (INAUDIBLE) space. The new Skillsoft comes as a compelling consolidating player, with management that has demonstrated solid success in building and enabling companies into industry leaders.

For those that don't know Jeff, he's built three publicly-traded information services companies into industry leaders. Early in his career, he was CEO of Hoovers, which he grew into a successful Internet subscription business and sold to Dun & Bradstreet. He was then president and COO of IHS, which was in the news this week, and CEO of DigitalGlobe, which he also built into an industry leader and sold for $3.6 billion in 2017. In all three companies, he has a track record of driving double-digit revenue growth and shareowner value creation.

Todd Hyatt was the CFO of IHS Markit and IHS, where he worked closely with Jeff and is supporting Jeff at Churchill Capital as interim CFO.

So with that, you know, I'd like to ask, Jeff, what attracted you to the CEO opportunity? And what in your background makes you qualified to lead the new Skillsoft, and why now?

Jeffrey Tarr

Raj, thank you, and it's great to be here today. As you mentioned, this is my fifth CEO role. It's my third public company CEO role. And over the course of my career, I've learned a lot about what it takes to make a great business and a great investment opportunity. This time around, I've decided to focus on looking for an industry leader or a company that I could transform into an industry leader, one that was in a large and growing market with room to run, room to create a very large company.

I was also, as I've always looked for, great business models, recurring revenue, operating leverage, strong free cash flow conversion. I was also looking for a business with a big purpose. I gravitate to businesses that are mission driven, businesses that when they are successful and shareowners are successful, the world is a better place.

I originally got a call for this opportunity from Michael Klein. He's the Chairman and CEO of Churchill Capital. Both Todd and I worked with him at IHS. He was one of our board members. He was on the board during my entire tenure. And when he called me and asked me if I wanted to jump in and get involved in this situation with him, I was excited about it.

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I spent a lot of time looking at the business, and it became clear that the opportunity met all of my criteria. And then I'd add, you know, a couple of weeks ago when Prosus, the world's largest--one of the world's largest edtech investors agreed to join us as a partner with a $500 million equity investment, that validated my decision.

Raj Sharma

Right. So can you give us some background on Skillsoft? What does the company do? How does it generate revenue? What is its history?

Jeffrey Tarr

Yes, certainly. Skillsoft is a, I would say, the leader in corporate digital learning; certainly, the leader measured in revenue. It was founded 25 years ago. It was taken private. It was over- levered, and through this transaction with Churchill Capital and Prosus, we're returning the company to public markets with close to zero net debt, assuming no redemptions.

The business is 96% enterprise subscriptions, so it's that recurring revenue that I was looking for in my criteria. It delivers an immersive, engaging, proprietary learning experience. It's got a leading edge platform called Percipio. The content that's used on Percipio, 90% of the usage is proprietary content created with Skillsoft's learning methodology.

The company is very broad. It participates in all of the major categories of corporate learning, including business skills and leadership, tech and dev and compliance. And it's number one or two in each of those categories. But across all of them combined, it is the number one. And within those categories, across all of them, there are about 180,000 courses, videos, books, audiobooks. It helps organizations build a motivated, future fit, resilient workforce, something that's actually never been more important than it is right now.

Raj Sharma

Right. So who do you serve, and what kind of companies does Skillsoft count as customers?

Jeffrey Tarr

Skillsoft's accounts, customers include more than 70% of the Fortune 1000, and more than half of the Global 1000. Customers also include governments and SMB. The core is large enterprise. And across that customer base, the business reaches 45 million learners, which we believe is the largest audience of learners.

Together with Global Knowledge, we serve customers in 160 countries. And the buyers of the content and the platform include strategic decision-makers in HR, legal, and IT.

Raj Sharma

Right. So can you talk about the companies that you compete in these segments, you compete with?

Jeffrey Tarr

Yeah. In each of the segments, we have different competitors.

Raj Sharma

Right.

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Jeffrey Tarr

So, and as I mentioned, we're number one or number two in each of the categories overall. We compete in leadership and business skills. In leadership, we compete against Harvard publishing. In business skills, we compete against LinkedIn Learning. In tech and dev, we compete against Pluralsight. In compliance, we compete against NAVEX. Those are some of the examples.

Where we win, first of all, we are unique in that we can meet the complete learning needs of the entire enterprise across all of these categories. We also, because we develop our own content, we create superior outcomes. And behind our platform is AI. We use machine learning to help create personalized role and skill-based learning journeys from the content.

I would say thirdly, that the content is delivered through a platform called Percipio that is a market-leading platform, that is built around the needs of the learner, and can either operate standalone or is often integrated into the learning environment within the corporation.

Raj Sharma

Right. So can you talk about some of the near-term initiatives for your business? You know, sales and marketing, what's your product map, any view on M&A, to supplement your offerings?

Jeffrey Tarr

Well, I think I would say first this business is at an important inflection point. At Skillsoft, the business has been going through a platform migration from an old platform called Skillport to a new platform called Percipio. And today we have--75 customers generating 75% of our revenue are on Percipio, either solely on Percipio or what we call dual deployment. They have both Percipio and Skillport in their environment as part of the migration strategy.

That transition is putting us at a pivot point in terms of growth of the business. Similarly, at Global Knowledge, we've migrated about 80% of our revenue from classroom to digital, and now the Global Knowledge business, having suffered a big COVID hit, is now growing sequentially. So the two large pieces of the business are now poised for growth.

Now, the question is what are the initiatives that we're pursuing to accelerate that growth. And there are five major initiatives, and lots of other initiatives stacked behind it. But the first is we need to complete the migration to Percipio. We're not completely there yet. We'll get largely there by the end of next year, and then our intent is to retire the Skillport platform in 2022.

A number of things we need to do to make that happen. We can certainly talk about those, but mostly involve integrations into a number of LMSs, which the new platform doesn't yet integrate fully, and fettering up certification within the U.S. government.

Raj Sharma

Any potential tuck-in acquisitions you could be thinking of? Or what you have is great and you've got to sort of gel into it?

Jeffrey Tarr

Yeah, there are acquisitions. And so I would consider that one of our most important initiatives, and let me talk about that; but the first initiative is Percipio. We don't need to do acquisitions to accelerate that migration, but we will do M&A to add tools to the platform and to add content to the platform. So that's (INAUDIBLE).

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Raj Sharma

Right, sorry.

Jeffrey Tarr

Another important initiative for us is our go-to-market transformation. So we are--we have a salesforce today that is primarily focused on renewal and retention. And that makes sense in an environment where we had an old platform that wasn't retaining its revenue, wasn't retaining its customers, and where the company was cash restrained because it was over-levered.

Now with the recapitalization and with the new platform that is retaining 100% of its revenue base, we now are poised for growth and so we intend to invest in a new customer acquisition capability, both in terms of hiring new salespeople with those attributes, equipping them to go acquire new logos, and also lead generation investments.

The third major initiative that we have is to realize synergies from the combination of Skillsoft and Global Knowledge, that there are at least $25 million of expense synergy that we intend to realize, and then revenue synergy on top of that. And then there is, of course, as we mentioned before, M&A, a really important initiative. The investment from Prosus gives us the capital that we need to accelerate that.

And Global Knowledge is the first of those acquisitions, but there are others lined up behind it. And we believe that we're positioned to do bolt-on acquisitions that will be highly accretive, highly accretive because the Percipio platform is designed to integrate third-party content, and also because of the salesforce we have and the reach to the world's largest and most sophisticated buyers.

Our fifth most--our fifth top initiative is all about culture and talent. We are taking--we're creating a leadership team and taking a best-athlete approach, pulling together the best talent within Global Knowledge and Skillsoft, and filling gaps from the outside. And creating a culture together that, as I mentioned before, will be purpose driven and performance driven.

Raj Sharma

Great. So can you tell us a little bit more about Percipio? I know we talked about it. Why does Percipio matter so much?

Jeffrey Tarr

Well, Percipio matters in this business context because it is new, because it is modern, built on a modern architecture, because it's built around the needs of the user so it looks and feels like Netflix. It's cloud-based, it's flexible, it's personalized. It drives four times the learner engagement of our prior platform, and that matters because learner engagement is a leading indicator of renewal and retention.

It has a 100% revenue retention rate, and there are sub-cohorts that are demonstrating even higher retention rates than that 100%, and that's, depending on the quarter, up to a 30% lift compared to the prior platform. So we've essentially been moving customers, the company's been moving customers, from what was a leaky bucket to a bucket that is not leaking, and that gives us the opportunity to drive growth that the business hasn't had in recent years.

Raj Sharma

I would think that--so what percentage of your total revenue base is recurring? And I would think that this whole transition to Percipio would be very helpful.

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Jeffrey Tarr

Yes.

Raj Sharma

Can you talk just a little bit about that?

Jeffrey Tarr

So at Skillsoft, 96% of the revenue is subscription revenue. When we put Global Knowledge into the revenue base, we have 66% or two-thirds of the business is subscription revenue. The rest of the revenue has a lot of--has more visibility than you would think. Within Global Knowledge, it's a transactional business, but the enterprise buys seats or packages of seats for classes, whether they're classroom or virtual, in advance. So that's most of the remaining revenue base, but 66% subscription for the combined company.

Raj Sharma

For combined. That's impressive. So you have a platform of two leading businesses that complement each other, right? I mean, how do you position the new Skillsoft in this competitive space in the midst of a pandemic, in the midst of a weakening economy?

Jeffrey Tarr

Well, first of all, let me give you a little context. I think it's important to understand how COVID has impacted the businesses and not, and then how we're positioned for the current economy. So COVID impact was primarily within our Global Knowledge business. Global Knowledge had a class--had a large classroom business, and during COVID people weren't going to the classroom. So that was about a $120 million to $125 million hit in revenue in 2020.

What that did is it accelerated the transition to higher margin digital offerings, which grew during the last year by about $40 million. Now, what's also significant is the digital offerings have approximately a 20 percentage point higher gross margin than the classroom offerings.

Raj Sharma

Right.

Jeffrey Tarr

And I'd add that we bought the business on COVID numbers, so we didn't pay for the classroom business. And we are already seeing sequential growth in the business today, and that growth is coming from that higher-margin virtual business, digital business.

Now, if we look longer-term, I believe that COVID is more of a tailwind than a headwind for the business. It's fundamentally changed the way people work. It's accelerated the shift from classroom to virtual. And to put some context around that, the total market for professional learning is about $300 billion. The market today for digital corporate learning is about $28 billion. It's been growing at 10%, but I've now seen estimates that peg that growth rate at even a higher rate. So there's lots of classroom-based learning to go after as the leading digital player, and that's exciting.

I would say from a customer need perspective, businesses are going through massive transformation, and when they go through transformations, when our customers go through transformations of any kind, that creates an increased need for upskilling and reskilling the workforce. And that's opportunity for us.

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Raj Sharma

Right. You know, I know that a lot of your revenue base--or rather, none of your revenue base is really dependent on federal grants or federal money, but there is this whole perception with investors of the education space being, you know, impacted by the new administration in the White House.

With the elections largely behind us, I mean how do you think the new administration impacts corporate learning? You know, I don't expect you--I don't expect you to have any impact from the elections, given there's zero reliance, but any sort of key issues you are focused on or anything that concerns?

Jeffrey Tarr

Well, first of all, I think you've--for edtech investors, the corporate learning space is a great place to be because those dollars are 100% from the enterprise. And so our customers are dependent on grants like you would find in K-12 or higher ed. We don't have any dependence of that sort.

We do have a government business. You know, we sell to governments. Some of that's compliance related, some of it's training related, some of it's tied to various IT initiatives. We're not overly concerned about that. They're relatively small dollars in the scheme of the budget, and they aren't tied up in the types of grants that you're talking about. So I would think for an edtech investor, corporate digital learning is a great place to be today, from that perspective.

At a macro level, when we think about the new administration, what we're seeing is a need for retooling in a post-pandemic economy. And we believe that we have an ability to contribute as part of the solution. Some of that will be, you know, profit generating, supporting our enterprise customers. Part of it will be part of our mission.

In contrast to almost all of our competitors who sell primarily to individual learners, our customers are the enterprise. And we see serving the unemployed and underemployed, the individual learners outside the enterprise, as actually part of our purpose-driven mission. Something that we can do to make the world a better place and also bring people onto our platform, expose them to our content, expose them to our platform. So that when they return to the workforce, they become our strongest advocates inside the enterprise.

Raj Sharma

Right. I know that we'd talked about the recurring revenue of the business. Obviously, there is a lot of sort of focus and attention on the recurring revenue part. Could you talk a little bit about your retention rates, how the pricing environment is, and your margins?

Jeffrey Tarr

Well, this would be a good moment to invite my colleague Todd Hyatt into the conversation. So Todd, if you want to share your perspective on those questions, I'm happy to jump in and add any additional color.

Todd Hyatt

Thanks Jeff. So, you know, in terms of retention--and this is why Percipio is so important--we look at retention on a net retention basis, and the Percipio retention rate is circa 100%, high 90s, low 100s. So as customers move over to Percipio, we are able to retain the full value of that customer.

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With Skillport, the old legacy platform, retention is lower. So retention is, call it, 80%. Importantly, as we move to 75% of the customer universe on Percipio, we're now at an inflection point where at a total company level when we take the net retention across the two platforms plus new revenue, we're seeing, you know, low single digit sales growth as we go into 2021.

From a pricing perspective, the company has really been focused on the Percipio migration. And when you're moving customers to a new platform, that's really not a good time to try to take price. So in general, there's been very little price that's been--that's been executed over the last several years.

But, you know, the other important point on Percipio is the company introduced the platform in 2017. So this has been a journey. You know, I don't want to leave the impression that Percipio was rolled out, you know, beginning of 2020. I mean, this has been a process that I think a lot of people at Skillsoft have worked through very well.

From a margin perspective, the Skillsoft business has gross margins in the high 80s, and you see a very, very high level of flowthrough of revenue dollars to the bottom line. So this is a business with a substantial level of operating leverage. It really is a lot like a classic information services business where, you know, as you grow revenue, you see very high flowthrough of margin.

And Jeff and I have talked about, you know, really an opportunity to accelerate margin from mid-20s today and move that margin over time, you know, certainly into the low to mid 30s. In the near term, part of that margin will be driven by synergies, but over time as the growth rate of the company moves toward the industry growth rate, the 8% to 10%, we'll start to see higher-margin flowthrough from that revenue growth.

Raj Sharma

Great, that's extremely helpful. Thank you for that. So finally, you know, do you--and Jeff or Todd--do you have a vision for Skillsoft? How does Skillsoft look five years from now?

Jeffrey Tarr

Thanks for that question. It's a great question as we get to the end of our time together. I believe that if we look five years out, Skillsoft will still be the number one provider, but the number one provider by a wider margin, a vastly wider margin. And will be viewed by our customers as the go-to corporate digital learning provider globally. I believe we will be a vastly larger and more profitable business. A $45 billion market opportunity plus 5 years from now can support a vastly larger business than we are today.

I believe our shareowners will benefit from the very attractive financial characteristics of our business: subscription, high-margin, high operating leverage, low capital intensity, high free cash flow conversion, the kind of elements that make for great investments. I believe that we will fulfill our belief that all people have the potential to be amazing.

And by making our critical learning content available to the unemployed, the underemployed, those leaving the enterprise, we will make a real difference in the world. That both inside of our customer base and outside of our customer base, I believe we will be significant contributors to the future of the global economy and I believe that when we are successful, the world will be a better place.

Raj Sharma

Great, great. Thank you so much. So with that, our time is up. And we're grateful for your time and you highlighting Skillsoft/Churchill Capital CCX for us today. Thank you, Jeff and Todd. Thank you for your time.

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Jeffrey Tarr

Thank you, Raj.

Todd Hyatt

Thank you.

Raj Sharma

Take care. Thank you, guys.

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IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction involving Churchill and Skillsoft. Churchill intends to file a registration statement on Form S-4 with the SEC, which will include a proxy statement of Churchill and a prospectus of Churchill, and Churchill will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will also be sent to the stockholders of Churchill and Skillsoft, seeking any required stockholder approval. Before making any voting or investment decision, investors and security holders of Churchill and Skillsoft are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Churchill with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Churchill may be obtained free of charge from Churchill at www.churchillcapitalcorp.com. Alternatively, these documents, when available, can be obtained free of charge from Churchill upon written request to Churchill Capital Corp II, 640 Fifth Avenue, 12th Floor, New York, New York 10019, Attn: Secretary, or by calling (212) 380-7500.

Churchill, Skillsoft and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Churchill, in favor of the approval of the merger. Information regarding Churchill’s directors and executive officers is contained in Churchill’s Annual Report on Form 10-K for the year ended December 31, 2019 and its Quarterly Report on Form 10-Q for the quarterly periods ended March 31, 2020, June 30, 2020 and September 30, 2020, which are filed with the SEC. Additional information regarding the interests of those participants, the directors and executive officers of Skillsoft and other persons who may be deemed participants in the transaction may be obtained by reading the registration statement and the proxy statement/prospectus and other relevant documents filed with the SEC when they become available. Free copies of these documents may be obtained as described in the preceding paragraph.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of any securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such other jurisdiction.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 including, but not limited to, Churchill’s, Skillsoft’s and Global Knowledge’s expectations or predictions of future financial or business performance or conditions. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning our possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. Such forward-looking statements involve risks and uncertainties that may cause actual events, results or performance to differ materially from those indicated by such statements. Certain of these risks are identified and discussed in Churchill’s Form 10-K for the year ended December 31, 2019 under Risk Factors in Part I, Item 1A. These risk factors will be important to consider in determining future results and should be reviewed in their entirety. These forward-looking statements are expressed in good faith, and Churchill, Skillsoft and Global Knowledge believe there is a reasonable basis for them. However, there can be no assurance that the events, results or trends identified in these forward-looking statements will occur or be achieved. Forward-looking statements speak only as of the date they are made, and none of Churchill, Skillsoft or Global Knowledge is under any obligation, and expressly disclaim any obligation, to update, alter or otherwise revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by law. Readers should carefully review the statements set forth in the reports, which Churchill has filed or will file from time to time with the SEC.

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In addition to factors previously disclosed in Churchill’s reports filed with the SEC and those identified elsewhere in this communication, the following factors, among others, could cause actual results to differ materially from forward-looking statements or historical performance: ability to meet the closing conditions to the Skillsoft merger, including approval by stockholders of Churchill and Skillsoft, and the Global Knowledge merger on the expected terms and schedule and the risk that regulatory approvals required for the Skillsoft merger and the Global Knowledge merger are not obtained or are obtained subject to conditions that are not anticipated; delay in closing the Skillsoft merger and the Global Knowledge merger; failure to realize the benefits expected from the proposed transactions; the effects of pending and future legislation; risks related to disruption of management time from ongoing business operations due to the proposed transactions; business disruption following the transactions; risks related to the impact of the COVID-19 pandemic on the financial condition and results of operations of Churchill, Skillsoft and Global Knowledge; risks related to Churchill’s, Skillsoft’s or Global Knowledge’s indebtedness; other consequences associated with mergers, acquisitions and divestitures and legislative and regulatory actions and reforms; and risks of demand for, and acceptance of, Skillsoft’s and Global Knowledge’s products and for cloud-based technology learning solutions in general; the combined company’s ability to compete successfully in competitive markets and changes in the competitive environment in its industry and the markets in which it will operate; the combined company’s ability to develop new products; failure of information technology infrastructure or any significant breach of security; future regulatory, judicial and legislative changes in the combined company’s industry; the impact of natural disasters, public health crises, political crises, or other catastrophic events; the combined company’s ability to attract and retain key employees and qualified technical and sales personnel; fluctuations in foreign currency exchange rates; the combined company’s ability to protect or obtain intellectual property rights; the combined company’s ability to raise additional capital; the impact of the combined company’s indebtedness on its financial position and operating flexibility; and the combined company’s ability to successfully defend itself in legal proceedings.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Churchill’s, Skillsoft’s and Global Knowledge’s control. While all projections are necessarily speculative, Churchill, Skillsoft and Global Knowledge believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Churchill, Skillsoft and Global Knowledge, or their representatives, considered or consider the projections to be a reliable prediction of future events.

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Annualized, pro forma, projected and estimated numbers are used for illustrative purpose only, are not forecasts and may not reflect actual results.

This communication is not intended to be all-inclusive or to contain all the information that a person may desire in considering an investment in Churchill and is not intended to form the basis of an investment decision in Churchill. All subsequent written and oral forward-looking statements concerning Churchill, Skillsoft and Global Knowledge, the proposed transactions or other matters and attributable to Churchill, Skillsoft and Global Knowledge or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.

Skillsoft/Churchill Capital II (CCX) Fireside Chat Wednesday, December 2, 2020